Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer

March 6, 2007

VIA EDGAR AND E-MAIL

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company
Form 10-K for the year ended December 31, 2005
File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the additional comments and request for supplemental information set forth in your letter of February 20, 2007 regarding the Annual Report on Form 10-K/A for the year ended December 31, 2005 (the "2005 10-K/A Report") filed by Ford Motor Credit Company. For the convenience of the Staff, each comment is repeated verbatim with our response immediately following.

Consolidated Financial Statements

1.
In your response dated February 13, 2007, you indicate that your intent at acquisition is to hold retail receivables for the foreseeable future or until maturity. However, based on funding needs, you may sell an individual receivable in an off-balance sheet securitization transaction or whole-loan sale, but you have represented that you do not know at the time of acquisition which retail receivables may ultimately be sold in an off-balance sheet securitization. As we previously discussed, in order to classify an individual retail receivable as held for investment at origination, we believe you must be able to assert that it is probable that you will hold the retail receivable for the foreseeable future or until maturity. Please tell us the following additional information:

—	Please tell us how you define probable for this purpose.

Response: The accounting guidance on SOP 01-6 does not specifically require the use of a probability threshold in determining loan classification, but instead focuses on determining an entity's intent. In making our determination of the appropriate classification of retail receivables and in our previous discussions with the Staff, we have not applied a FAS 5 definition of "probable" in determining our intent with respect to a specific retail receivable, but rather we have focused on all available information to determine whether our intent is best characterized by an "intent to sell" or an "intent to hold" for the foreseeable future or until maturity. Historically, we believe that it is more likely than not based upon an evaluation of the preponderance of evidence that we intend to hold any given retail receivable for the foreseeable future. We have confirmed that in all periods examined as set forth in our February 13, 2007 letter that it was more likely than not that any given retail receivable would be held for an extended period or until maturity. We believe, as a result, that the classification of each retail receivable as held for investment in all previous periods has been appropriate and is consistent with the guidance in SOP 01-6.

—
Based on the statistics provided in your letter, please tell us whether you believe you can assert at origination that it is probable that each individual retail loan will be held for the foreseeable future or maturity.

Response: Based on the statistics provided in our letter dated February 13, 2007, the dollar amount of retail receivables for a particular quarter that were sold in off-balance sheet transactions never exceeded 50% of the dollar amount of retail receivables originated for that same quarter (as we mentioned in the above response, we evaluate based upon a more likely than not threshold, not a FAS 5 definition of probable). We believe we can assert historically that at origination, it has been more likely than not that each individual retail receivable will be held for the foreseeable future or until maturity. Based on current funding plans, we expect fewer of our retail receivables to be sold in off-balance sheet transactions because we have been moving to on-balance sheet securitizations.

2.
We note your response letter dated December 15, 2006 defines the "foreseeable" future as a point in time subsequent to the date of the receivable purchase when a specific funding need is identified and appropriate market conditions exist that permit the consideration, structuring and authorization of a transaction that will provide for specific receivables to be included in a securitization transaction. Based on your definition, it appears that each individual retail receivable is analyzed differently in terms of the assessment of whether you have the intent and ability to hold it for the foreseeable future. We believe that the "foreseeable" future should be consistent for all homogenous loans and should generally be consistent with your budgeting and forecasting practices. As a result, we believe you need to revise your definition of "foreseeable" future and assess the impact of this change on your original conclusions regarding your intent and ability, at origination, to hold the individual retail loans for the foreseeable future.

Response: Our accounting policy, which has been applied consistently, is to evaluate the initial classification of an individual receivable based on our intent as of the date of origination. Since our primary business purpose is to originate and service retail receivables in order to generate long-term net interest margins, our intention is to hold the retail receivables not only for the foreseeable future but until maturity. An actual funding need may arise that could require us to re-evaluate that intention. At origination, though, we have the intent to hold each retail receivable until maturity. As reflected in our February 13, 2007 response, the evidence clearly supports this conclusion.

Our funding plans generally have a time horizon of one year, but they do not identify specific receivables that will be sold in off-balance sheet transactions. As a result, we have not historically utilized these plans to make classification decisions for individual retail receivables on the date of origination. In addition, our plans have a high degree of flexibility in terms of funding mix and timing and it is not unusual for actual funding activities to differ from the funding plans.

We do not believe that any of our previous classification conclusions are inconsistent with the Staff’s view that “foreseeable future” should be generally consistent with our budgeting and forecasting practices. Based upon our budgeting and forecasting process, we believe that a one year timeframe would be an appropriate time horizon for assessing the foreseeable future. The data we provided in our February 13, 2007 letter for all US retail originations from Q1 2003 through Q4 2005 demonstrates on average 77% (ranging from 56% to 92%) of the originated balance for each quarter remained unsold for more than twelve months from the date of origination.

We expect fewer of our receivables originated in 2006 to be sold in off-balance sheet transactions because we have been moving to on-balance sheet securitizations. In our 2007 forecast, we presently project $1.4 billion of U.S. retail off-balance sheet transactions. The table below shows that if the retail receivables sold in these projected off-balance sheet transactions were all originated in the same quarter in 2006, the amount of receivables sold in off-balance sheet transactions would not exceed 50% of the dollar amount of retail receivables originated in that same quarter. However this will not occur because our retail receivables are randomly selected from all available retail receivables from all time periods.

US Retail Receivables Originated Pool Balance Solid in Off-Balance Sheet Transactions

	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Actual Sales (as referenced in Feb. 13 response letter)	4%	6%	4%	0%

Maximum Potential*	35%	27%	18%	31%

* Each quarter includes the 2006 actual sales and the 2007 fulll year forecast ($1.4 billion) of retail receivables sold in off-balance sheet transactions. Quarters are therefore not additive.

We continue to believe it would not be appropriate to proportionally classify specific receivables as held-for-sale at the time of origination based solely on an assumption that a certain portion of our purchased receivables have historically (or could be) sold in an off-balance sheet securitization transaction as this would be inconsistent with our accounting policy to make classification decisions on a receivable-by-receivable basis and would very likely lead to inappropriately classifying receivables as held-for-sale that would never be sold in an off-balance securitization transaction.

Based upon the analysis provided, we continue to assert that our conclusions in respect of classification for retail receivables originated during 2003 through 2006 are consistent with the most likely outcome for each individual retail receivable and with our initial intent at origination.

3.
We note our discussion on January 23, 2007 where you indicated that one of the factors you consider in determining whether to do an on-balance sheet transaction versus an off-balance sheet transaction is your desire to keep several different funding channels open in order to provide further liquidity. As a result, it appears that you intend to do a certain minimum amount of off-balance sheet transactions each period. If true, please tell us how you have factored this into your analysis and conclusion that it is probable that you will hold each individual retail receivable for the foreseeable future or maturity at origination.

Response: We have maintained different funding channels (including off-balance sheet transactions) and we have included the use of these funding channels in our funding plan. As discussed previously, we do not have the ability to identify specific retail receivables to be sold in future transactions until the date of pool selection. There are no distinguishing characteristics at origination for any individual retail receivable that may indicate whether it will be selected for an off-balance sheet transaction in the future. For the reasons set forth above, we can assert that our intent at origination is to hold any given retail receivable for the foreseeable future or until maturity.

We continue to believe our accounting policy is consistent with GAAP and have reconfirmed that our local audit engagement team and their national office agree.

* * *

In connection with our response to your comments, we acknowledge that:

—	We are responsible for the adequacy and accuracy of the disclosure in our filing;
—	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
—	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc:	Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Kevin F. Riordan, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP
John Lawton, National Office Partner, PricewaterhouseCoopers LLP